                    SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C.  20549

                            -------------------


                               SCHEDULE 13D
                 Under the Securities Exchange Act of 1934


                               -------------

                             (Amendment No. 3)

                        Noble Drilling Corporation
- --------------------------------------------------------------------------
                             (Name of Issuer)

  Common Stock, par value $.10 per                 655042-109
               share
- -----------------------------------   -----------------------------------
   (Title of class of securities)                (CUSIP number)

                         Anthony J. LaCivita, Esq.
                   General Electric Capital Corporation
         1600 Summer Street, Stamford, CT  06927,  (203) 357-3600
- --------------------------------------------------------------------------
    (Name, address and telephone number of person authorized to receive notices and communications)


- --------------------------------------------------------------------------
          (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box   [_].


Check the following box if a fee is being paid with the statement   [_].


(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)


Note: When filing this statement in paper format, six copies of this statement, including exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.


                     (Continued on following page(s))
                           (Page 1 of 31 Pages)

   CUSIP No.         655042-109             13D        Page 2 of 31


       1     NAME OF REPORTING PERSON:    GENERAL ELECTRIC CAPITAL
                                          CORPORATION, a New York
                                          corporation

             S.S. OR I.R.S. IDENTIFICATION NO.    I.R.S. #13-1500700
             OF ABOVE PERSON:

       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A          (a) [_]
             GROUP:*                                             (b) [x]

       3     SEC USE ONLY

       4     SOURCE OF FUNDS:*     WC, OC (See Item 3 herein)

       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS            [_]
             IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

       6     CITIZENSHIP OR PLACE OF
             ORGANIZATION:                New York, USA

       NUMBER OF       7    SOLE VOTING POWER:    2,374,625
        SHARES
     BENEFICIALLY      8    SHARED VOTING POWER:  0
       OWNED BY
         EACH          9    SOLE DISPOSITIVE      2,374,625
       REPORTING            POWER:
      PERSON WITH     10    SHARED DISPOSITIVE    0
                            POWER:

      11     AGGREGATE AMOUNT BENEFICIALLY
             OWNED BY REPORTING PERSON:           2,374,625

      12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)           [_]
             EXCLUDES CERTAIN SHARES:*

      13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW    1.94%
             (11):

      14     TYPE OF REPORTING PERSON:*   CO


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     **See Item 5 of this Schedule 13D

 CUSIP No.    655042-109               13D            Page 3 of 31


    1     NAME OF REPORTING PERSON:  GENERAL ELECTRIC CAPITAL SERVICES,
                                     INC., a Delaware corporation

          S.S. OR I.R.S. IDENTIFICATION NO.  I.R.S. #06-11095031
          OF ABOVE PERSON:

    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*       (a) [_]
                                                                   (b) [x]

    3     SEC USE ONLY

    4     SOURCE OF        N/A
          FUNDS:*

    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS              [_]
          REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

    6     CITIZENSHIP OR PLACE OF
          ORGANIZATION:              Delaware, USA

  NUMBER OF    7   SOLE VOTING POWER:        Disclaimed (see 11 below).
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:      0
   OWNED BY
     EACH      9   SOLE DISPOSITIVE POWER:   Disclaimed (see 11 below).
  REPORTING
 PERSON WITH   10  SHARED DISPOSITIVE        0
                   POWER:

   11     AGGREGATE AMOUNT BENEFICIALLY
          OWNED BY REPORTING PERSON:         Beneficial ownership of all
                                             shares disclaimed by General
                                             Electric Capital Services,
                                             Inc.

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                [_]
          EXCLUDES CERTAIN SHARES:*

   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  N/A (see 11
                                                               above)

   14     TYPE OF REPORTING PERSON:* CO



                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     **See Item 5 of this Schedule 13D

 CUSIP No.    655042-109                13D           Page 4 of 31


    1    NAME OF REPORTING PERSON:    GENERAL ELECTRIC COMPANY, a New York
                                      corporation

         S.S. OR I.R.S. IDENTIFICATION NO.    I.R.S. #14-0089340
         OF ABOVE PERSON:

    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:*        (a) [_]
                                                                   (b) [x]

    3    SEC USE ONLY

    4    SOURCE OF         WC
         FUNDS:*

    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS               [x]
         REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

    6    CITIZENSHIP OR PLACE OF
         ORGANIZATION:                New York, USA

  NUMBER OF    7   SOLE VOTING POWER:         60,000 (See Item 5)
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:       0
   OWNED BY
     EACH      9   SOLE DISPOSITIVE POWER:    60,000 (See Item 5)
  REPORTING
 PERSON WITH   10  SHARED DISPOSITIVE POWER:  0

   11    AGGREGATE AMOUNT BENEFICIALLY
         OWNED BY REPORTING PERSON:           60,000 (See Item 5)

   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 [_]
         EXCLUDES CERTAIN SHARES:*

   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11):  0.05%

   14    TYPE OF REPORTING PERSON:*   CO


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     **See Item 5 of this Schedule 13D

   CUSIP No.         655042-109             13D        Page 5 of 31


       1     NAME OF REPORTING PERSON:    EMPLOYERS REINSURANCE
                                          CORPORATION, a Missouri
                                          corporation

             S.S. OR I.R.S. IDENTIFICATION NO.    I.R.S. #48-0921045
             OF ABOVE PERSON:

       2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A          (a) [_]
             GROUP:*                                             (b) [x]

       3     SEC USE ONLY

       4     SOURCE OF FUNDS:*     WC

       5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS            [_]
             IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

       6     CITIZENSHIP OR PLACE OF
             ORGANIZATION:                Missouri, USA

       NUMBER OF       7    SOLE VOTING POWER:    520,000 (See Item 5)
        SHARES
     BENEFICIALLY      8    SHARED VOTING POWER:  0
       OWNED BY
         EACH          9    SOLE DISPOSITIVE      520,000 (See Item 5)
       REPORTING            POWER:
      PERSON WITH     10    SHARED DISPOSITIVE    0
                            POWER:

      11     AGGREGATE AMOUNT BENEFICIALLY
             OWNED BY REPORTING PERSON:           520,000 (See Item 5)

      12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)           [_]
             EXCLUDES CERTAIN SHARES:*

      13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW    0.42%
             (11):

      14     TYPE OF REPORTING PERSON:*   IC



                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

                     **See Item 5 of this Schedule 13D

               This Amendment No. 3 amends and, as required by Rule 101(a)(2)(ii) of Regulation S-T, restates in its entirety as of September 10, 1996 the Statement on Schedule 13D originally filed on February 8, 1988, as amended through the date hereof (the "Schedule 13D"), by General Electric Capital Corporation ("GE Capital"), General Electric Capital Services, Inc. (previously named General Electric Financial Services, Inc.) ("GECS"), and General Electric Company ("GE"), relating to the common stock, par value $.10 per share (the "Common Stock"), of Noble Drilling Corporation, a Delaware corporation (the "Company").

     ITEM 1.   SECURITY AND ISSUER
               -------------------

               This statement relates to the Common Stock of the Company. The principal executive offices of the Company are located at 10370 Richmond Avenue, Suite 400, Houston, Texas 77042.

     ITEM 2.   IDENTITY AND BACKGROUND
               -----------------------

               This statement is filed by GE Capital, for and on behalf of itself, GECS, GE, Employers Reinsurance Corporation ("ERC") (ERC, together with GE Capital, GECS and GE, being referred to herein as the "Filing Persons"). The agreement among each of the Filing Persons that this statement be filed on behalf of each of them is attached hereto as Exhibit 3.

               GECS is a wholly-owned subsidiary of GE; GE Capital is a wholly-owned subsidiary of GECS; and ERC is owned 89.55% by GE Global Insurance Holding Corporation, a wholly-owned subsidiary of GECS, and 10.45% by GE Capital.

               GE Capital is a Delaware corporation. GE Capital, together with its subsidiaries, engages in financing services that include lending, equipment management services and annuities and maintains its principal executive offices at 260 Long Ridge Road, Stamford, Connecticut 06927.

               GECS is a Delaware corporation with its principal executive offices located at 260 Long Ridge Road, Stamford, Connecticut 06927. The business of GECS consists of the ownership of two principal subsidiaries which, together with their affiliates, constitute GE's principal financial services businesses.

               GE is a New York corporation with its principal executive offices located at 3135 Easton Turnpike, Fairfield, Connecticut 06431. GE engages in providing a wide variety of industrial, commercial and consumer products and services.

               ERC is a Missouri corporation with its principal executive offices located at 5200 Metcalf, Overland Park, Kansas 66201. ERC is engaged principally in the reinsurance business.

     ITEMS 2(A), (B) AND (C)

               For information with respect to the identity and background of each executive officer and director of the Filing Persons, see Schedules I, II, III and IV attached hereto, respectively.

               This statement is being filed while the Filing Persons are in the process of verifying certain of the information required herein from their respective executive officers and directors. If the Filing Persons obtain information which would cause a material change in the information contained herein, an amendment to this statement will be filed that will set forth such change in information.

     ITEMS 2(D) AND (E)

               Except as set forth below, during the last five years none of the Filing Persons, nor, to the best of their knowledge, any of their directors or executive officers has been (i) convicted of any criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

               On November 15, 1990, an action (styled United States ex rel. Taxpayers Against Fraud and Chester L. Walsh v. General Electric Company) under the federal False Claims Act 31 U.S.C. Sections 3729-32, was filed under seal against GE in the United States District Court for the Southern District of Ohio. This qui tam action, brought by an organization called Taxpayers Against Fraud and an employee of GE's Aircraft Engines division ("GEAE"), alleged that GEAE, in connection with its sales of F110 aircraft engines and support equipment to Israel, made false statements to the Israeli Ministry of Defense ("MoD"), causing MoD to submit false claims to the United States Department of Defense under the Foreign Military Sales Program.
     Senior GE management became aware of possible misconduct in GEAE's Israeli F110 program in December 1990. Before learning of the sealed qui tam suit, GE immediately made a voluntary disclosure to the Departments of Defense and Justice, promised full cooperation and restitution, and began an internal investigation. In August 1991, the federal court action was unsealed, and the Department of Justice intervened and took over responsibility for the case.

               On July 22, 1992, after GE had completed its investigation and made a complete factual disclosure to the U.S. government as part of settlement discussions, the United States and GE executed a settlement agreement and filed a stipulation dismissing the civil action. Without admitting or denying the allegations in the complaint, GE agreed to pay $59.5 million in full settlement of the civil fraud claims. Also on July 22, 1992, in connection with the same matter, the United States filed a four count information charging
     GE with violations of 18 U.S.C. Section 287 (submitting false claims against the United States), 18 U.S.C. Section 1957 (engaging in monetary transactions in criminally derived property), 15 U.S.C. Sections 78m(b)(2)(A) and 78ff(a) (inaccurate books and records), and 18
     U.S.C. Section 371 (conspiracy to defraud the United States and to commit offenses against the United States). The same day, GE and the United States entered a plea agreement in which GE agreed to waive indictment, plead guilty to the information, and pay a fine of $9.5 million. GE was that day sentenced by the federal court in accordance with the plea agreement.

     ITEM 2(F)

               All of the executive officers and directors of the Filing Persons are U.S. citizens, except that (i) Nigel D. T. Andrews, a GE Capital and GECS director and executive officer, is a citizen of the United Kingdom, (ii) Paolo Fresco, an executive officer and director of GE and a director of GE Capital and GECS is an Italian citizen,
     (iii) Claudio X. Gonzalez, a director of GE, is a citizen of Mexico, and (iv) Kaj Ahlmann, a director of GECS and ERC is a citizen of Denmark.

     ITEM 3.   SOURCE AND AMOUNT OF FUNDS AND OTHER CONSIDERATION
               --------------------------------------------------

               On January 29, 1988, pursuant to an Assets Purchase Agreement, dated as of January 8, 1988 (the "Assets Purchase Agreement"), between the Company, GE Capital and GE Capital's wholly-owned subsidiary, TIFD IV Inc., GE Capital sold certain assets to the Company and, in consideration therefor, GE Capital received 3,500,000 shares of Common Stock, certain shares of preferred stock (the "Preferred Stock") that were subsequently converted on August 28, 1990 into


     2,450,000 shares of Common Stock, a "Type A Warrant" which was subsequently exercised into 800,000 shares of Common Stock as described below and a "Type B Warrant" which was cancelled by its terms in 1988. A copy of the Assets Purchase Agreement is attached as
     Exhibit 1 hereto and is incorporated herein by reference.

               On May 12, 1988, pursuant to the terms of the Assets Purchase Agreement, GE Capital sold a certain marine rig to the Company for a purchase price of certain shares of preferred stock that were subsequently converted on August 28, 1990 into 800,000 shares of Common Stock.

               In March 1989, GE Capital acquired 800,000 shares of Common Stock for an aggregate consideration of $800,000 pursuant to the exercise of the Type A Warrant. The funds for the purchase by GE Capital of such shares of Common Stock were obtained from its working capital.

               On various dates from September 9, 1994 through February 23, 1996, ERC, directly or, in the case of 50,000 shares, through a wholly-owned insurance subsidiary, purchased in open market transactions an aggregate of 530,000 shares of Common Stock using its working capital for an aggregate purchase price of $4,330,630. On various dates from June 12, 1995 through August 24, 1995, GE purchased, through a wholly-owned mortgage insurance subsidiary, in open market transactions 60,000 shares of Common Stock using its working capital for an aggregate purchase price of $421,250.

     ITEM 4.   PURPOSE OF TRANSACTION
               ----------------------

               GE Capital purchased the Common Stock held by GE Capital (and the preferred stock and Type A Warrant from which certain of the Common Stock held by GE Capital was acquired) from the Company, and holds the 2,374,625 shares of Common Stock of the Company currently held by GE Capital, as an investment.

               Each of ERC and GE purchased the Common Stock beneficially owned by it, and holds the respective shares of Common Stock of the Company currently beneficially owned by it, as an investment.

               Pursuant to the Assets Purchase Agreement, the Company was obligated to nominate a designee of GE Capital for election of each election for directors as long as GE Capital beneficially owned at least ten percent of the outstanding Common Stock at the time such nominations are made. As previously disclosed publicly in Item 10 of the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993, the Company's obligation pursuant to the Assets Purchase Agreement to nominate GE Capital's designee for election at each subsequent election for directors has terminated since GE Capital no longer beneficially owns at least ten percent of the outstanding Common Stock.

               Except as described above, none of the Filing Persons has any plans or proposals which relate to or would result in the types of transactions set forth in subparagraphs (a) through (j) of Item 4.

     ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER
               ------------------------------------

               (a) On August 28, 1990, GE Capital sold 2,800,000 shares of the Common Stock in a registered public offering at $9.00 per share pursuant to "piggyback" registration rights under the Registration Rights Agreement described in Item 6 below. In addition, on the respective dates and at the respective prices per share specified in
     Schedule V hereto, GE Capital sold an aggregate of 2,375,375 shares of Common Stock in open market sales for total proceeds of $12,943,973. As of the date hereof, after giving effect to the above described transactions, GE Capital has beneficial ownership of 2,374,625 shares of Common Stock. GE Capital's beneficial ownership of such shares represents approximately 1.94% of the outstanding shares of Common Stock based upon 122,090,806 shares of Common Stock outstanding as of August 26, 1996 (based upon information obtained by GE Capital from the Company's register and transfer agent).

               On May 20, 1996 and August 2, 1996, ERC sold an aggregate of 2,500 shares and 7,500 shares, respectively, of the Common Stock at $13.00 and $15.50 per share in open market sales. As of the date hereof, after giving effect to such sales, ERC and GE have beneficial ownership of 520,000 and 60,000 shares of Common Stock, respectively. The beneficial ownership of such shares by ERC and GE represents approximately 0.42% and 0.05%, respectively, of the outstanding shares of Common Stock based as aforesaid.

               Except as disclosed in this Item 5(a), none of the Filing Persons, nor, to the best of their knowledge, any of their executive officers and directors, beneficially owns any securities of the Company or has a right to acquire any securities of the Company.

               (b) Each of GE Capital, ERC and GE has the sole power to vote or direct the voting and to dispose or direct the disposition of the respective shares of Common Stock held by it. Each of ERC and GE has delegated certain voting and dispositive authority with respect to shares of Common Stock beneficially owned by it to an investment adviser in accordance with the terms of an investment management agreement.

               Except as described in this Item 5(b), none of the Filing Persons, nor, to the best of their knowledge, any of their executive officers or directors presently has the power to vote or to direct the vote or to dispose or direct the disposition of any of the securities which they may be deemed to beneficially own.

               (c) The information concerning transactions in shares of Common Stock by GE Capital, ERC and GE since the filing of Amendment No. 2 to the Schedule 13D on September 11, 1990 is set forth on
     Schedule V attached hereto or Item 3 or Item 5(a) above and incorporated herein by reference. Except as disclosed in this Statement, none of the Filing Persons, nor, to the best of their knowledge, any of their executive officers or directors, has effected any transaction in securities of the Company during the past 60 days.

               (d) No person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities held by any of GE Capital, ERC or GE except for such respective Filing Person (or, in the case of 50,000 shares beneficially owned by ERC and the shares beneficially owned by GE, the respective wholly-owned insurance subsidiaries referred to above).

               (e) As a result of the transactions in 1992 and 1993 described on Schedule V hereto and the issuance thereafter by the Company of 12,041,000 additional shares of Common Stock in an underwritten public offering on October 7, 1993 and 626,410 additional shares of Common Stock on October 25, 1993 to finance the purchase of two drilling rigs (each without the involvement of GE Capital), GE Capital ceased to be the beneficial owner of more than five percent of the outstanding shares of Common Stock on October 25, 1993. This change in ownership has been previously publicly disclosed in all material respects in Item 12 (Security Ownership of Certain Beneficial Owners and Management) to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993 (which, by contrast to the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1992) did not include GE Capital in the table of beneficial owners of more than five percent of the outstanding shares of Common Stock.

               Neither the filing of the Schedule 13D or any amendment thereto, nor anything contained therein or herein is intended as, or should be construed as, an admission that any Filing Person is the "beneficial owner" of any shares of Common Stock which any other Filing Person is deemed to beneficially own.

     ITEM 6.   CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
               --------------------------------------------------------
               WITH RESPECT TO SECURITIES OF THE ISSUER
               ----------------------------------------

               The information set forth in Item 5 above is incorporated herein by reference.

               Except as set forth or incorporated by reference in this
     Schedule 13D, none of the Filing Persons, nor, to the best of their knowledge, any of their executive officers or directors, has any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company.

               Under the terms of the Assets Purchase Agreement, GE Capital has agreed that it will not sell or otherwise dispose of any of the Common Stock prior to the occurrence of a Change in Control (as defined), except pursuant to a tender or exchange offer approved by the board of directors of the Company or as a result of or in connection with a merger, consolidation or sale of substantially all the Company's assets, unless such sales are made pursuant to (i) the terms of the Registration Rights Agreement described below, (ii) Rule 144 under the Securities Act of 1933, as amended (the "Securities Act"); (iii) a no-action letter of the SEC that no registration is required under the Securities Act; or (iv) pursuant to an applicable exemption (other than Rule 144) under the Securities Act in accordance with which, in the opinion of counsel, no registration thereunder is required.

               Pursuant to the terms of a Registration Rights Agreement, the Company has granted registration rights to GE Capital with respect to the Common Stock. A copy of the Registration Rights Agreement is set forth as Exhibit 10.3 to the Assets Purchase Agreement filed as an exhibit to the Schedule 13D and is incorporated herein by reference.

     ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS
               --------------------------------

               The following documents are filed as Exhibits to the
     Schedule 13D:

               Exhibit 1 Assets Purchase Agreement dated as of January 8,
                         1988 by and between the Company, GE Capital and TIFD IV Inc. (including as exhibits thereto the Certificate of Designation for the Preferred Stock (Exhibit 2.1(b)), the Type A Warrant (Exhibit 2.1(c)), the Type B Warrant (Exhibit 2.1(d)) and the Registration Rights Agreement (Exhibit 10.3)) (previously filed as Exhibit 1 to the Schedule 13D as originally filed with the SEC on February 8, 1988 and not restated electronically herewith pursuant to Rule 13d-2(c) and Rule 101(a)(2)(ii) of Regulation S-T).

               Exhibit 2 Letter of Authorization from GE authorizing GE
                         Capital to sign this Amendment No. 3 to the
                         Schedule 13D (previously filed as Exhibit 1 to Amendment No. 2 to the Schedule 13D filed with the SEC on September 11, 1990 and not restated electronically herewith pursuant to Rule 13d-2(c) and Rule 101(a)(2)(ii) of Regulation S-T).

               Exhibit 3 Joint Filing Agreement (filed herewith).

                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   GENERAL ELECTRIC CAPITAL CORPORATION



                                   By: /s/ William D. Strittmatter
                                       ------------------------------------
                                       Name:  William D. Strittmatter
                                       Title:  Vice President and Senior
                                               Credit Officer


                                   Dated:  September 10, 1996

                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   GENERAL ELECTRIC CAPITAL SERVICES, INC.



                                   By:  /s/ Brian T. McAnaney
                                       ------------------------------------
                                       Name:   Brian T. McAnaney
                                       Title:  Assistant Secretary


                                   Dated:  September 10, 1996

                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   GENERAL ELECTRIC COMPANY

                                   By: GENERAL ELECTRIC CAPITAL
                                           CORPORATION, Attorney-in-Fact



                                       By:  /s/ William D. Strittmatter
                                           --------------------------------
                                           Name:  William D. Strittmatter
                                           Title:  Vice President and
                                                   Senior Credit Officer


                                   Dated:  September 10, 1996

                                    SIGNATURE
                                    ---------

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                   EMPLOYERS REINSURANCE CORPORATION



                                   By:  /s/ John M. Connelly
                                       ------------------------------------
                                       Name:   John M. Connelly
                                       Title:  Senior Vice President,
                                               General Counsel and
                                               Secretary


                                   Dated:  September 10, 1996

                           SCHEDULE I TO SCHEDULE 13D
                           ---------------------------

                  Filed by General Electric Capital Corporation

                      GENERAL ELECTRIC CAPITAL CORPORATION
                        DIRECTORS AND EXECUTIVE OFFICERS
                     ---------------------------------------


                                  PRESENT                 PRESENT
                                 BUSINESS                PRINCIPAL
             NAME                 ADDRESS                OCCUPATION
      -----------------  -----------------------   ----------------------

      Directors
      ---------

      N.D.T. Andrews     GE Capital                Executive Vice
                         260 Long Ridge Road       President, GE Capital.
                         Stamford, CT  06927       See Schedule II.

      N.E. Barton        GE Capital                Senior Vice President,
                         260 Long Ridge Road       General Counsel and
                         Stamford, CT  06927       Secretary, GE Capital.
                                                   See Schedule II.

      J.R. Bunt          GE                        See Schedule III.
                         3135 Easton Turnpike
                         Fairfield, CT  06431

      D.D. Dammerman     GE                        See Schedule III.
                         3135 Easton Turnpike
                         Fairfield, CT  06431

      P. Fresco          GE                        See Schedule III.
                         3135 Easton Turnpike
                         Fairfield, CT  06431

      D.F. Frey          General Electric          See Schedule III.
                         Investment Corporation
                         3003 Sumner Street
                         Stamford, CT  06904

      B.W. Heineman,     GE                        See Schedule III.
      Jr.                3135 Easton Turnpike
                         Fairfield, CT  06431

      H.J. Murphy        GE Power Generation       Vice President, GE
                         Sales and  Service        Power Generation Sales
                         One River Road            and Services.
                         Schenectady, NY  12345

      D.J. Nayden        GECS                      President and Chief
                         260 Long Ridge Road       Operating Officer, GE
                         Stamford, CT  06927       Capital. See Schedule II.

      M.A. Neal          GE Capital                Executive Vice
                         260 Long Ridge Road       President, GE Capital.
                         Stamford, CT  06927       See Schedule II.

                                  PRESENT                 PRESENT
                                 BUSINESS                PRINCIPAL
             NAME                 ADDRESS                OCCUPATION
      -----------------  -----------------------   ----------------------


      J.A. Parke         GE Capital                Senior Vice President,
                         260 Long Ridge Road       Finance, GE Capital.
                         Stamford, CT  06927       See Schedule II.

      J.M. Samuels       GE                        Vice President and
                         3135 Easton Turnpike      Senior Counsel,
                         Fairfield, CT  06431      Corporate Taxes, GE.

      E.D. Stewart       GE Capital                Executive Vice
                         260 Long Ridge Road       President, GE Capital.
                         Stamford, CT  06927       See Schedule II.

      J.F. Welch, Jr.    GE                        See Schedule III.
                         3135 Easton Turnpike
                         Fairfield, CT  06431

      G.C. Wendt         GE Capital                Chairman and Chief
                         260 Long Ridge Road       Executive Officer, GE
                         Stamford, CT  06927       Capital.  See Schedule
                                                   II.

                                  PRESENT                 PRESENT
                                 BUSINESS                PRINCIPAL
             NAME                 ADDRESS                OCCUPATION
      -----------------  -----------------------   ----------------------

      Executive
      Officers
      ---------

      G.C. Wendt         GE Capital                Chairman and Chief
                         260 Long Ridge Road       Executive Officer, GE
                         Stamford, CT  06927       Capital.  See Schedule
                                                   II.

      D.J. Nayden        GE Capital                President and Chief
                         260 Long Ridge Road       Operating Officer, GE
                         Stamford, CT  06927       Capital.  See Schedule
                                                   II.

      N.D.T. Andrews     GE Capital                Executive Vice
                         260 Long Ridge Road       President, GE Capital.
                         Stamford, CT  06927       See Schedule II.

      M.A. Neal          GE Capital                Executive Vice
                         260 Long Ridge Road       President, GE Capital.
                         Stamford, CT  06927       See Schedule II.

      E.D. Stewart       GE Capital                Executive Vice
                         260 Long Ridge Road       President, GE Capital.
                         Stamford, CT  06927       See Schedule II.

      N.E. Barton        GE Capital                Senior Vice President,
                         260 Long Ridge Road       General Counsel and
                         Stamford, CT  06927       Secretary, GE Capital.
                                                   See Schedule II.

      J.A. Colica        GE Capital                Senior Vice President
                         260 Long Ridge Road       and Manager, Risk
                         Stamford, CT  06927       Management and Credit
                                                   Policy, GE Capital.

      M.D. Fraizer       GE Capital                Senior Vice President,
                         292 Long Ridge Road       Insurance/Investment
                         Stamford, CT  06927       Products, GE Capital.

      R.L. Lewis         GE Capital                Senior Vice President,
                         1600 Sumner Street        and General Manager,
                         6th Floor                 Global Project and
                         Stamford, CT  06905       Structured Finance, GE
                                                   Capital.

      J.A. Parke         GE Capital                Senior Vice President,
                         260 Long Ridge Road       Finance, GE Capital.
                         Stamford, CT  06927       See Schedule II.

      L.J. Toole         GE Capital                Senior Vice President,
                         201 High Ridge Road       Human Resources, GE
                         Stamford, CT  06927       Capital.  See Schedule
                                                   II.

      J.S. Werner        GE Capital                Senior Vice President,
                         201 High Ridge Road       Corporate Treasury and
                         Stamford, CT  06927       Global Funding
                                                   Operation, GE Capital.
                                                   See Schedule II.

                           SCHEDULE II TO SCHEDULE 13D
                           ----------------------------

                Filed by General Electric Capital Services, Inc.

                     GENERAL ELECTRIC CAPITAL SERVICES, INC.
                        DIRECTORS AND EXECUTIVE OFFICERS
                     ---------------------------------------


                                  PRESENT                 PRESENT
                                 BUSINESS                PRINCIPAL
             NAME                 ADDRESS                OCCUPATION
      -----------------  -----------------------   ----------------------

      Directors
      ---------

      G.C. Wendt         GECS                      Chairman, President
                         260 Long Ridge Road       and Chief Executive
                         Stamford, CT  06927       Officer, GECS.  See
                                                   Schedule I.

      K. Ahlmann         ERC                       Executive Vice
                         5200 Metcalf              President, GECS.  See
                         Overland Park, KS         Schedule IV.
                         66202

      N.D.T. Andrews     GECS                      Executive Vice
                         260 Long Ridge Road       President, GECS.  See
                         Stamford, CT  06927       Schedule I.

      J.R. Bunt          GE                        See Schedule III.
                         3135 Easton Turnpike
                         Fairfield, CT  06431

      D.D. Dammerman     GE                        See Schedule III.
                         3135 Easton Turnpike
                         Fairfield, CT  06431

      P. Fresco          GE                        See Schedule III.
                         3135 Easton Turnpike
                         Fairfield, CT  06431

      D.F. Frey          GE Investment             See Schedule III.
                         Corporation
                         3003 Sumner Street
                         Stamford, CT  06904

      B.W. Heineman,     GE                        See Schedule III.
      Jr.                3135 Easton Turnpike
                         Fairfield, CT  06431

      H.J. Murphy        GE Power Generation       Vice President, GE
                         Sales and Services        Power Generation Sales
                         One River Road            and Services, GE.
                         Schenectady, NY  12345

      D.J. Nayden        GECS                      Executive Vice
                         260 Long Ridge Road       President, GECS.  See
                         Stamford, CT  06927       Schedule I.

                                  PRESENT                 PRESENT
                                 BUSINESS                PRINCIPAL
             NAME                 ADDRESS                OCCUPATION
      -----------------  -----------------------   ----------------------

      M.A. Neal          GECS                      Executive Vice
                         260 Long Ridge Road       President, GECS.  See
                         Stamford, CT  06927       Schedule I.

      J.M. Samuels       GE                        Vice President and
                         3135 Easton Turnpike      Senior Counsel,
                         Fairfield, CT  06431      Corporate Taxes, GE.

      E.D. Stewart       GECS                      Executive Vice
                         260 Long Ridge Road       President, GECS.  See
                         Stamford, CT  06927       Schedule I.

      J.F. Welch, Jr.    GE                        See Schedule III.
                         3135 Easton Turnpike
                         Fairfield, CT  06431

                                  PRESENT                 PRESENT
                                 BUSINESS                PRINCIPAL
             NAME                 ADDRESS                OCCUPATION
      -----------------  -----------------------   ----------------------

      Executive
      Officers
      ---------

      G.C. Wendt         GECS                      Chairman, President
                         260 Long Ridge Road       and Chief Executive
                         Stamford, CT  06927       Officer, GECS.  See
                                                   Schedule I.

      K. Ahlmann         ERC                       Executive Vice
                         5200 Metcalf              President, GECS. See
                         Overland Park, KS         Schedule IV.
                         66202

      N.D.T. Andrews     GECS                      Executive Vice
                         260 Long Ridge Road       President, GECS.  See
                         Stamford, CT  06927       Schedule I.

      D.J. Nayden        GECS                      Executive Vice
                         260 Long Ridge Road       President, GECS.  See
                         Stamford, CT  06927       Schedule I.

      M.A. Neal          GECS                      Executive Vice
                         260 Long Ridge Road       President, GECS.  See
                         Stamford, CT  06927       Schedule I.

      E.D. Stewart       GECS                      Executive Vice
                         260 Long Ridge Road       President, GECS.  See
                         Stamford, CT  06927       Schedule I.

      N.E. Barton        GECS                      Senior Vice President,
                         260 Long Ridge Road       GECS.  See Schedule I.
                         Stamford, CT  06927

      J.A. Parke         GECS                      Senior Vice President,
                         260 Long Ridge Road       GECS.  See Schedule I.
                         Stamford, CT  06927

      L.J. Toole         GECS                      Senior Vice President,
                         260 Long Ridge Road       GECS.  See Schedule I.
                         Stamford, CT  06927

      J.S. Werner        GECS                      Senior Vice President,
                         201 High Ridge Road       GECS.  See Schedule I.
                         Stamford, CT  06927

                          SCHEDULE III TO SCHEDULE 13D
                          -----------------------------

                        Filed by General Electric Company

                            GENERAL ELECTRIC COMPANY
                        DIRECTORS AND EXECUTIVE OFFICERS
                     ---------------------------------------

                                  PRESENT                 PRESENT
                                 BUSINESS                PRINCIPAL
             NAME                 ADDRESS                OCCUPATION
      -----------------  -----------------------   ----------------------

      Directors
      ---------


      D.W. Calloway      Pepsico, Inc.             Chairman of the Board,
                         700 Anderson Hill Road    Pepsico, Inc.,
                         Purchase, NY  10577       Beverages, Snack Foods
                                                   and Restaurants,
                                                   Purchase, New York.

      S.S. Cathcart      222 Wisconsin Avenue      Director and retired
                         Suite 103                 Chairman of the Board,
                         Lake Forest, IL  60045    Illinois Tool Works,
                                                   Diversified Products,
                                                   Chicago, Illinois.

      D.D. Dammerman     GE                        Senior Vice President,
                         3135 Easton Turnpike      Finance, and Chief
                         Fairfield, CT  06431      Financial Officer, GE.

      P. Fresco          General Electric          Vice Chairman of the
                         Company (U.S.A.)          Board and Executive
                         3 Shortlands,             Officer, GE.
                         Hammersmith
                         London W6 8BX, England

      C.X. Gonzalez      Kimberly-Clark de         Chairman of the Board
                         Mexico,                   and Chief Executive
                         S.A. de C.V.              Officer, Kimberly-
                         Jose Luis Lagrange 103,   Clark de Mexico, S.A.
                         Tercero Piso              de C.V., Consumer and
                         Colonia Los Morales       Paper Products, Mexico
                         Mexico, D.F. 11510,       City, Mexico.
                         Mexico

      R.E. Mercer        GE                        Retired Chairman of
                         3135 Easton Turnpike      the Board and former
                         Fairfield, CT 06431       Director, The Goodyear
                                                   Tire & Rubber Company,
                                                   Akron, Ohio.

      G.G. Michelson     Federated Department      Member of the Board of
                         Stores                    Directors -- Federated
                         151 West 34th Street      Department Stores,
                         New York, NY 10001        Retailers, New York,
                                                   New York.

      J. D. Opie         GE                        Vice Chairman of the
                         3135 Easton Turnpike      Board and Executive
                         Fairfield, CT 06431       Officer, GE.

                                  PRESENT                 PRESENT
                                 BUSINESS                PRINCIPAL
             NAME                 ADDRESS                OCCUPATION
      -----------------  -----------------------   ----------------------


      R. D. Penske       Penske Corporation        Chairman of the Board,
                         13400 Outer Drive, West   President and
                         Detroit, MI 48239-4001    Director, Penske
                                                   Corporation and
                                                   Detroit Diesel
                                                   Corporation,
                                                   Transportation and
                                                   Automotive Services,
                                                   Detroit, Michigan.

      B.S. Preiskel      Suite 3125                Former Senior Vice
                         60 East 42nd Street       President, Motion
                         New York, NY 10165        Picture Associations
                                                   of America, New York,
                                                   New York.

      F.H.T. Rhodes      Cornell University        President Emeritus,
                         3104 Snee Building        Cornell
                         Ithaca, NY 14853          University, Ithaca,
                                                   New York.

      A.C. Sigler        Champion International    Chairman of the Board,
                           Corporation             Chief Executive
                         1 Champion Plaza          Officer and Director
                         Stamford, CT 06921        Champion International
                                                   Corporation, Paper and
                                                   Forest Products,
                                                   Stamford, Connecticut.

      D.A. Warner III    J.P. Morgan & Co., Inc.   President, Chief
                         and Morgan Guaranty       Executive Officer and
                         Trust Co.                 Director, J.P. Morgan
                         60 Wall Street            & Co., Incorporated
                         New York, NY 10260        and Morgan Guaranty
                                                   Trust Company, New
                                                   York, New York.

      J.F. Welch, Jr.    GE                        Chairman of the Board
                         3135 Easton Turnpike      and Chief Executive
                         Fairfield, CT 06431       Officer, GE.

                                  PRESENT                 PRESENT
                                 BUSINESS                PRINCIPAL
             NAME                 ADDRESS                OCCUPATION
      -----------------  -----------------------   ----------------------


      Executive
      Officers
      --------


      J.F. Welch, Jr.    GE                        Chairman of the Board
                         3135 Easton Turnpike      and Chief Executive
                         Fairfield, CT 06431       Officer, GE.

      P. Fresco          General Electric          Vice Chairman of the
                         Company (U.S.A.)          Board and Executive
                         3 Shortlands,             Officer, GE.
                         Hammersmith
                         London W6 8BX, England

      J. D. Opie         GE                        Vice Chairman of the
                         3135 Easton Turnpike      Board and Executive
                         Fairfield, CT 06431       Officer, GE.

      D. D. Dammerman    GE                        Senior Vice President,
                         3135 Easton Turnpike      Finance, and Chief
                         Fairfield, CT 06431       Financial Officer, GE.

      P. D. Ameen        GE                        Vice President and
                         3135 Easton Turnpike      Comptroller, GE.
                         Fairfield, CT 06431

      J.R. Bunt          GE                        Vice President and
                         3135 Easton Turnpike      Treasurer, GE.
                         Fairfield, CT 06431

      D. L. Calhoun      GE                        Vice President -- GE
                         2901 East Lake Road       Transportation
                         Erie, PA 16531            Systems, GE.


      W. J. Conaty       GE                        Senior Vice President
                         3135 Easton Turnpike      -- Human Resources,
                         Fairfield, CT 06431       GE.

      D.M. Cote          GE                        Vice President -- GE
                         Appliance Park            Appliances, GE.
                         Louisville, KY 40225

      L.S. Edelheit      GE                        Senior Vice President
                         P. O. Box 8               -- Corporate Research
                         Schenectady, NY 12301     and Development, GE.

      D.F. Frey          GE                        Vice President and
                         3003 Sumner Street        Chairman and
                         Turnpike                  President, GE
                         Stamford, CT 06905        Investment Corp.

      B.W. Heineman,     GE                        Senior Vice President,
      Jr.                3135 Easton Turnpike      General Counsel
                         Fairfield, CT 06431       and Secretary, GE.

      W.J. McNerney      GE                        Senior Vice President
                         Nela Park                 -- GE Lighting, GE.
                         Cleveland, OH 44122

                                  PRESENT                 PRESENT
                                 BUSINESS                PRINCIPAL
             NAME                 ADDRESS                OCCUPATION
      -----------------  -----------------------   ----------------------


      E.F. Murphy        GE                        Senior Vice President
                         1 Newmann Way             -- GE Aircraft Engines,
                         Cincinnati, OH 05242      GE.

      R.L. Nardelli      GE                        Senior Vice President
                         1 River Road              -- GE Power Systems,
                         Schenectady, NY 12345     GE.

      R.W. Nelson        GE                        Vice President --
                         3135 Easton Turnpike      Corporate Financial
                         Fairfield, CT 06431       Planning and Analysis,
                                                   GE.

      G.M. Reiner        GE                        Senior Vice President
                         3135 Easton Turnpike      -- Chief Information
                         Fairfield, CT 06431       Officer, GE.

      G.L. Rogers        GE                        Senior Vice President
                         1 Plastics Avenue         -- GE Plastics, GE.
                         Pittsfield, MA 01201

      J.W. Rogers        GE                        Vice President -- GE
                         1635 Broadway             Motors, GE.
                         Fort Wayne, IN 46801

      J.M. Trani         GE                        Senior Vice President
                         P.O. Box 414              -- GE Medical Systems,
                         Milwaukee, WI 53201       GE.

      L.G. Trotter       GE                        Vice President -- GE
                         41 Woodford Avenue        Electrical Distribu-
                         Plainville, CT 06062      tion and Control, GE.

                           SCHEDULE IV TO SCHEDULE 13D
                           ----------------------------

                   Filed by Employers Reinsurance Corporation

                        EMPLOYERS REINSURANCE CORPORATION
                        DIRECTORS AND EXECUTIVE OFFICERS
                     ---------------------------------------


                                  PRESENT                PRESENT
                                 BUSINESS               PRINCIPAL
             NAME                 ADDRESS               OCCUPATION
      -----------------  -----------------------   --------------------


      Directors
      ---------


      K. Ahlmann         ERC                       Chairman of the
                         5200 Metcalf              Board, President and
                         Overland Park, KS         Chief Executive
                         66201                     Officer, ERC.  See
                                                   Schedule II.

      J. R. Batterson    ERC                       Manager, Reinsurance
                         5200 Metcalf              Claims, ERC.
                         Overland Park, KS
                         66202

      J. M. Connelly     ERC                       Senior Vice
                         5200 Metcalf              President, General
                         Overland Park, KS         Counsel and
                         66201                     Secretary, ERC.

      R. R. Cross        ERC                       President, ERC Life
                         5200 Metcalf              Reinsurance
                         Overland Park, KS         Corporation;
                         66202                     President, Employers
                                                   Reassurance
                                                   Corporation.

      J. F. Dore         ERC                       Senior Vice
                         5200 Metcalf              President and Chief
                         Overland Park, KS         Financial Officer,
                         66202                     ERC.

      C. E. Heath        ERC                       Chief Investment
                         5200 Metcalf              Officer, ERC.
                         Overland Park, KS
                         66202

      A. Kann            ERC Frankona              Vice Chairman of the
                         Reinsurance Company       Board,
                         Maria-Theresia-Strasse    ERC Frankona
                         35                        Reinsurance Company.
                         81675 Munich, Germany

      J. W. Levin        ERC                       Senior Vice
                         5200 Metcalf              President and
                         Overland Park, KS         Actuary, ERC.
                         66202

      C. A. Mauch        ERC                       Executive Vice
                         5200 Metcalf              President, ERC.
                         Overland Park, KS
                         66202

                                  PRESENT                PRESENT
                                 BUSINESS               PRINCIPAL
             NAME                 ADDRESS               OCCUPATION
      -----------------  -----------------------   --------------------


      A. K. Sadolin      ERC Frankona              Manager of Branch
                         Reinsurance Company       Offices, ERC
                         Maria-Theresia-Strasse    Frankona Reinsurance
                         35                        Company
                         81675 Munich, Germany

      J. M. Stalcup      ERC                       Senior Vice
                         5200 Metcalf              President --
                         Overland Park, KS         Manager, Healthcare
                         66202                     Division, ERC.

      H. H. Wood, Jr.    ERC                       Senior Vice
                         5200 Metcalf              President --
                         Overland Park, KS         Manager, Property-
                         66202                     Casualty Division,
                                                   ERC.

      J. L. Woolard      ERC                       Senior Vice
                         5200 Metcalf              President --
                         Overland Park, KS         Manager, Specialty
                         66202                     Division, ERC.

                                  PRESENT                PRESENT
                                 BUSINESS               PRINCIPAL
             NAME                 ADDRESS               OCCUPATION
      -----------------  -----------------------   --------------------

      Executive
      Officers
      ---------

      K. Ahlmann         ERC                       Chairman of the
                         5200 Metcalf              Board, President and
                         Overland Park, KS         Chief Executive
                         66202                     Officer, ERC.  See
                                                   Schedule II.

      C. A. Mauch        ERC                       Executive Vice
                         5200 Metcalf              President, ERC.
                         Overland Park, KS
                         66202

      J. M. Connelly     ERC                       Senior Vice
                         5200 Metcalf              President, General
                         Overland Park, KS         Counsel and
                         66202                     Secretary, ERC.

      J. F. Dore         ERC                       Senior Vice
                         5200 Metcalf              President and Chief
                         Overland Park, KS         Financial Officer,
                         66202                     ERC.

      J. W. Levin        ERC                       Senior Vice
                         5200 Metcalf              President and
                         Overland Park, KS         Actuary, ERC.
                         66202

      M. E. Miller       ERC                       Senior Vice
                         233 South Wacker Drive    President --
                         Chicago, IL  60606-6308   Manager, Central
                                                   Territory, Property-
                                                   Casualty Division,
                                                   ERC.

      H. H. Wood, Jr.    ERC                       Senior Vice
                         5200 Metcalf              President --
                         Overland Park, KS         Manager, Property-
                         66202                     Casualty Division,
                                                   ERC.

      J. M. Stalcup      ERC                       Senior Vice
                         5200 Metcalf              President --
                         Overland Park, KS         Manager, Healthcare
                         66202                     Division, ERC.

      J. L. Woolard      ERC                       Senior Vice
                         5200 Metcalf              President --
                         Overland Park, KS         Manager, Specialty
                         66202                     Division, ERC.

                           SCHEDULE V TO SCHEDULE 13D
                           --------------------------

                       Information Concerning Transactions
                            in Shares of Common Stock
                             Effected by GE Capital
                          since the filing of Amendment
                            No. 2 to the Schedule 13D
                            --------------------------


          The following sales were effected by GE Capital on the New York Stock Exchange, Inc. in ordinary broker's transactions on respective dates indicated at the respective prices per share (excluding brokerage commissions) indicated:

                          No. of           Price         Aggregate
           Date           Shares         Per Share     Sale Proceeds
      --------------- --------------- --------------- ---------------

         11/10/92              20,000           $5.00         $100,000
         11/11/92              25,000           $5.00         $125,000
         11/12/92              10,000           $5.00          $50,000
         11/13/92              45,000           $5.00         $225,000
         11/18/92              30,000           $5.00         $150,000
         11/19/92               3,000           $5.00          $15,000
          2/19/93              30,000           $5.00         $150,000
          2/22/23              70,000           $5.00         $350,000
          2/23/93             160,000           $5.00         $800,000
          2/24/93              50,000           $5.00         $250,000
          2/24/93              30,000         $5.0625         $151,875
          2/25/93             100,000         $5.0625         $506,250
          2/26/93             100,000         $5.0625         $506,250
          3/16/93             100,000         $5.0625         $506,250
          3/17/93             125,000         $5.1875         $648,438
          3/18/93              25,000         $5.1875         $129,688
          3/19/93              18,000         $5.1875          $93,375
          3/19/93              34,375           $5.25         $180,469
          3/24/93             500,000          $5.625       $2,812,500
          3/25/93             350,000          $5.625       $1,968,750
          3/30/93              50,000           $5.75         $287,500
          3/31/93              66,000           $5.75         $379,500
          4/02/93              30,000           $5.75         $172,500
          4/06/93              15,000          $5.625          $84,375
          4/07/93              60,000          $5.625         $337,500
          4/08/93              10,000         $5.6875          $56,875
          4/08/93              10,000           $5.75          $57,500
          4/08/93              90,000         $5.8125         $523,125
          4/13/93              30,000           $5.75         $172,500
          4/14/93              50,000         $5.9375         $296,875
          4/16/93              25,000         $5.9375         $148,438

                          No. of           Price         Aggregate
           Date           Shares         Per Share     Sale Proceeds
      --------------- --------------- --------------- ---------------

          4/16/93              25,000           $6.00         $150,000
          4/16/93              25,000         $6.0625         $151,563
          4/19/93              15,000         $6.0625          $90,938
          4/19/93              15,000         $6.3125          $94,688
          4/20/93               5,000         $6.4375          $32,188
          4/21/93              10,000         $6.4375          $64,375
          4/21/93              19,000         $6.5625          124,688
                      ---------------                  ---------------
           Total            2,375,375                      $12,943,973

                                  EXHIBIT INDEX

     Exhibit No.         Description
     -----------         --------------------------------------------------
     Exhibit 1 Assets Purchase Agreement dated as of January 8, 1988 by and between the Company, GE Capital and TIFD IV Inc. (including as exhibits thereto the Certificate of Designation for the Preferred Stock (Exhibit 2.1(b)), the Type A Warrant (Exhibit 2.1(c)), the Type B Warrant (Exhibit 2.1(d)) and the Registration Rights Agreement (Exhibit 10.3)) (previously filed as Exhibit 1 to the
                    Schedule 13D as originally filed with the SEC on February 8, 1988 and not restated electronically herewith pursuant to Rule 13d-2(c) and Rule 101(a)(2)(ii) of Regulation S-T).

     Exhibit 2 Letter of Authorization from GE authorizing GE Capital to sign this Amendment No. 3 to the Schedule 13D (previously filed as Exhibit 1 to Amendment No. 2 to the Schedule 13D filed with the SEC on September 11, 1990 and not restated electronically herewith pursuant to Rule 13d-2(c) and Rule 101(a)(2)(ii) of Regulation S-T).

     Exhibit 3      Joint Filing Agreement (filed herewith).